# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Steakholder Foods Ltd., CIK 0001828098
CUSIP: 583435201
Title of class of securities: American Depositary Shares, each representing 4,000 ordinary shares, no par value per share
Address of issuer's principal executive offices: 5 David Fikes St., Rehovot, Israel (L3), 7632805
Date of event which requires filing of this statement: 11/03/2025
Filed by CIK 0002074274
Persons authorized to receive notices and communications: Limor Ganot, Gefen Capital Investments, LP, 85 Medinat Hayehudim St., Herzliya Pituach, Israel (L3), 4676670, 972-9-9508690

## Reporting persons
- Gefen Capital Investments, LP (CIK 0002074274): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 297,081; sole dispositive power 0; shared dispositive power 297,081; aggregate amount beneficially owned 297,081 (19.8% of the class)
  Comment: The percentage of Shares reported to be beneficially owned by the Reporting Persons is based on information from the Issuer.
- Gefen Capital Investments GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 297,081; sole dispositive power 0; shared dispositive power 297,081; aggregate amount beneficially owned 297,081 (19.8% of the class)
  Comment: The percentage of Shares reported to be beneficially owned by the Reporting Persons is based on information from the Issuer.
- US Israel Gefen Capital Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 297,081; sole dispositive power 0; shared dispositive power 297,081; aggregate amount beneficially owned 297,081 (19.8% of the class)
  Comment: The percentage of Shares reported to be beneficially owned by the Reporting Persons is based on information from the Issuer.
- D.B.W. Holdings (2005) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 313,105; sole dispositive power 0; shared dispositive power 313,105; aggregate amount beneficially owned 313,105 (20.9% of the class)
  Comment: The percentage of Shares reported to be beneficially owned by the Reporting Persons is based on information from the Issuer.
- David Wiessman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 313,105; sole dispositive power 0; shared dispositive power 313,105; aggregate amount beneficially owned 313,105 (20.9% of the class)
  Comment: The percentage of Shares reported to be beneficially owned by the Reporting Persons is based on information from the Issuer.

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 4,000 ordinary shares, no par value per share
Name of issuer: Steakholder Foods Ltd.
Address of issuer's principal executive offices: 5 David Fikes St., Rehovot, Israel (L3), 7632805

## Item 2. Identity and Background
Name of person filing:
This Schedule is being filed by:

Gefen Capital Investments, LP ("Gefen LP")

Gefen Capital Investments GP, LP ("GP")

US Israel Gefen Capital Management Ltd. ("Management Co")

Mr. David Wiessman

D.B.W. Holdings (2005) Ltd. ("DBW")

Each, a "Reporting Person" and together, the "Reporting Persons."
Residence or business address: The business address of the Reporting Persons is: 85 Medinat Hayehudim St., Herzliya Pituach, Israel 4676670.
Present principal occupation or employment:
Mr. Wiessman is a businessman, operating mostly in the Energy and Real Estate sectors. He is the Chairman of Sonol Israel Ltd. and Sonol Real Estate and Investments Ltd. The address of Sonol Israel Ltd. and Sonol Real Estate and Investments Ltd. is 6 HaGavish St., Netanya, Israel 4250706.

Gefen LP is a holding company for various investments. GP is the general partner of Gefen LP. Management Co is the general partner of GP and the management company of Gefen LP. DBW is a holding company wholly owned by Mr. David Wiessman. The address of the Reporting Persons is disclosed in Item 2(b) of this Schedule 13D.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Gefen LP is a Delaware limited partnership.

GP is a Delaware limited partnership.

Management Co is a company incorporated under the laws of the State of Israel.

DBW is a company incorporated under the laws of the State of Israel.

Mr. Wiessman is a citizen of the State of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The amount of funds used by the Reporting Persons in acquiring the ADSs beneficially owned by each of the Reporting Persons is described in further detail in Item 4 of this Schedule 13D, which disclosure is hereby incorporated by reference in its entirety into this Item 3. The source of these funds is capital investments from the fund's limited partners, including Mr. David Wiessman's personal funds, as the case may be, and the consideration shares of Twine Solutions Ltd. ("Twine") held by the Reporting Persons, as described in further detail in Item 4 of this Schedule 13D, which disclosure is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The Reporting Person holds all securities of the Issuer for investment purposes only. The ADSs beneficially owned by the Reporting Persons were purchased in a series of investment transactions, as follows:

Private Placement

On June 10, 2025, Gefen LP purchased 124,286 American Depositary Shares, each representing 500 ordinary shares of the Company, no par value of the Issuer (15,536 ADSs on a post-adjustment basis changing the current ratio from one ADS representing 500 ordinary shares to a new ratio of one ADS representing 4,000 ordinary shares, effective on September 10, 2025), at an offering price of $7.00 per ADS, totaling $870,000, to be used for the funding of Twine's operations pursuant to the Twine convertible loan agreement described below. Twine is an Israeli company. When the private placement was signed and closed, Gefen LP was a major shareholder of Twine. The Company agreed to file a registration statement, providing for the resale of the ADSs, per the terms of the agreement. Gefen LP funded this transaction through funds raised from its limited partners.

D.B.W. Convertible Loan Agreement

On June 5, 2025, D.B.W. Holdings (2005) Ltd. ("DBW"), an Israeli company wholly owned by Mr. David Wiessman which may be deemed a beneficial owner of Gefen LP, entered into a convertible loan agreement with the Issuer, pursuant to which DBW provided the Issuer with a convertible loan in the amount of $870,000, to be used for the funding of Twine's operations pursuant to the Twine convertible loan agreement described below. The loan amount bears interest at the rate of 8% per annum, has a maturity date of May 30, 2027. The closing of the transaction contemplated by the convertible loan agreement occurred on June 10, 2025. DBW funded this transaction with its working capital, including funds sourced from Mr. David Wiessman's personal funds.

Following the closing of the Twine securities purchase agreement (as described below), the loan was converted in accordance with the terms of the loan agreement into 16,023 ADSs issued to DBW on November 3, 2025. The Company agreed to file a registration statement, providing for the resale of the ADSs, per the terms of the agreement.

Twine Convertible Loan Agreement

In connection with the private placement, on June 5, 2025, Twine entered into a convertible loan agreement with the Issuer, pursuant to which the Issuer provided Twine with a convertible loan in the amount of $1,740,000, which bears interest at the rate of 8% per annum, the agreement originally had a maturity date of August 31, 2025, which was extended to November 15, 2025. The closing of the transaction contemplated by the convertible loan agreement occurred on June 10, 2025.

Twine securities purchase agreement

On September 22, 2025, Gefen and certain other shareholders of Twine entered into a securities purchase agreement with the Issuer for the purchase of all of the shares of Twine, in consideration for 158,465 ADSs and 145,355 prefunded milestone warrants to purchase ADSs of the Issuer, of which 136,191 ADSs and all prefunded milestone warrants were issued to Gefen LP. The closing took place on October 31, 2025, with the ADSs issued on November 3, 2025.

The warrants may be exercised upon reaching certain measured milestones, or otherwise as long as Gefen does not hold more than 24.99% of Issuer's outstanding share capital, within a period of up to 10 years from the date of issuance. The Company agreed to file a registration statement, providing for the resale of the ADSs per the terms of the agreement.

In connection with the Twine acquisition, on October 31, 2025, Gefen LP signed a letter of undertaking pursuant to which it shall refrain from voting against the election of directors nominated by Mr. Yaron Kaiser and Mr. Arik Kaufman at shareholder meetings of the Issuer. Mr. Yaron Kaiser is the Chairman of the Board of Directors of the Issuer and Mr. Arik Kaufman is the Chief Executive Officer of the Issuer.

Further, pursuant to the terms of the securities purchase agreement, Ms. Limor Ganot and Mr. Snir Wiessman were appointed as directors of the Issuer. Ms. Limor Ganot is a Partner of Gefen LP and a beneficial owner of GP, including through Management Co, through a company wholly owned by Ms. Ganot, but does not have sole nor shared voting and investment power over the shares of the Issuer held by Gefen LP. GP is the general partner of Gefen LP. Management Co is the general partner of GP and the management company of Gefen LP. Mr. Snir Wiessman is a Partner and Chief Technology Officer of Gefen LP, a director at Management Co, a Managing Director and Investments Manager of DBW, and the son of Mr. David Wiessman. Mr. Snir Wiessman does not have sole nor shared voting and investment power over the shares of the Issuer held by Gefen LP. Mr. David Wiessman may be deemed a beneficial owner of GP through Management Co and DBW, a company wholly owned by Mr. David Wiessman and may be deemed to beneficially own the securities of the Issuer held by Gefen LP.

In their capacity as directors, Ms. Limor Ganot and Mr. Snir Wiessman each received an equity grant of RSUs vesting into 31,824,000 ordinary shares, represented by 7,956 ADSs, fully vested, with no purchase price.

Accordingly, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Except as otherwise described herein, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, except as otherwise disclosed herein, although the Reporting Person reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto. The Reporting Person intends to review from time to time his investment in the Issuer and the Issuer's business affairs, financial position, performance and other investment considerations. The Reporting Person may from time to time engage in discussions with the Issuer, its directors and officers, other shareholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Person's liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Person may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Gefen LP, GP and Management Co have shared voting and dispositive power over 297,081 ADSs of the Issuer held by Gefen LP, representing approximately 19.8% of the outstanding ADSs, consisting of (i) 151,726 ADSs, and (ii) pre-funded milestone warrants to purchase 145,355 ADSs of the Issuer, exercisable upon the reaching of predefined milestones. The pre-funded milestone warrants are subject to a beneficial ownership limitation of 24.99%, unless such pre-defined milestones are met.

GP is the general partner of Gefen LP. Management Co is the general partner of GP and the management company of Gefen LP. DBW may be deemed to beneficially own GP. Mr. David Wiessman may be deemed to beneficially own such ADSs, inter alia, through DBW's holdings of GP.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: The Reporting Persons has not effected any transactions in the Common Shares in the past 60 days, except as set forth in Item 4 of this Schedule 13D, which is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 and Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Securities Purchase Agreement, dated June 5, 2025, between Steakholder Foods Ltd. and Gefen Capital Investments, LP (filed as Exhibit 10.1 to Form 6-K (File No. 001-40173) filed on June 11, 2025).

Exhibit 2 - Convertible Loan Agreement, dated June 5, 2025, between Steakholder Foods Ltd. and D.B.W. Holdings (2005) Ltd. (filed as Exhibit 10.2 to Form 6-K (File No. 001-40173) filed on June 11, 2025).

Exhibit 3 - Convertible Loan Agreement, dated as of June 5, 2025, between Steakholder Foods Ltd. and Twine Solutions Ltd. (filed as Exhibit 10.3 to Form 6-K (File No. 001-40173) filed on June 11, 2025).

Exhibit 4 - Form of Securities Purchase Agreement, dated September 22, 2025, among Steakholder Foods Ltd., Twine Solutions Ltd., Gefen Capital Investments, LP and the additional shareholders of Twine Solutions Ltd.

Exhibit 5 - Pre-Funded Milestone Warrant of the Issuer granted to Gefen Capital Investments, LP, dated October 31, 2025.

Exhibit 6 - Form of Lock-Up Agreement.

Exhibit 7 - Letter of Undertaking dated October 31, 2025.

Exhibit 8 - Joint Filing Agreement among Gefen Capital Investments, LP, Gefen Capital Investments GP, LP, US Israel Gefen Capital Management Ltd., Mr. David Wiessman and D.B.W. Holdings (2005) Ltd.

## Signatures
- Gefen Capital Investments, LP: /s/ Limor Ganot, Limor Ganot/Partner (11/10/2025)
- Gefen Capital Investments GP, LP: /s/ Limor Ganot, Limor Ganot/Partner (11/10/2025)
- US Israel Gefen Capital Management Ltd.: /s/ Snir Wiessman, Snir Wiessman, Director (11/10/2025)
- D.B.W. Holdings (2005) Ltd.: /s/ David Wiessman, David Wiessman, Director (11/10/2025)
- David Wiessman: /s/ David Wiessman, David Wiessman (11/10/2025)